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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)




                               Skyline Chili, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    830821104
                                 --------------
                                 (CUSIP Number)

                             Christie N. Lambrinides
                              4180 Thunderbird Lane
                              Fairfield, Ohio 45014

                                 With a copy to:

                               Mark J. Zummo, Esq.
                               KOHNEN & PATTON LLP
                                1400 Carew Tower
                                 441 Vine Street
                             Cincinnati, Ohio 45202

                                 (513) 381-0656
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 26, 1997
                  ---------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b) (3) or (4), check the following box. [ ]





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
-------------------------
CUSIP NO.  830821104
           ---------
------------------------------------------------------------------------------------------------------------------------------------
      1       NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Christie N. Lambrinides
------------  ----------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                          (a)[ ]
                                                                                                                         (b)[ ]
------------  ----------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY

------------  ----------------------------------------------------------------------------------------------------------------------
      4       SOURCE OF FUNDS (SEE INSTRUCTIONS)


------------  ----------------------------------------------------------------------------------------------------------------------
      5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]


------------  ----------------------------------------------------------------------------------------------------------------------
      6       CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S. Citizen
------------  ----------------------------------------------------------------------------------------------------------------------
                                    7       SOLE VOTING POWER
          NUMBER OF
           SHARES                                    502,333
        BENEFICIALLY           -----------  ---------------------------------------------------------------------------------------
          OWNED BY                  8       SHARED VOTING POWER
            EACH
          REPORTING                                  125,700
           PERSON              -----------  ---------------------------------------------------------------------------------------
            WITH                    9       SOLE DISPOSITIVE POWER

                                                     502,333
                               -----------  ---------------------------------------------------------------------------------------
                                   10       SHARED DISPOSITIVE POWER

                                                     125,700
                               -----------  ---------------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                       628,033
------------  ----------------------------------------------------------------------------------------------------------------------
     12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                    [ ]


------------  ----------------------------------------------------------------------------------------------------------------------
     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                       18.5%
------------  ----------------------------------------------------------------------------------------------------------------------
     14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)


                       IN
------------  ----------------------------------------------------------------------------------------------------------------------



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Item 1.           Security and Issuer.
                  --------------------

         This Schedule 13D relates to the shares of Common Stock, no par value ("Common Stock"), of Skyline Chili, Inc., an Ohio corporation (the "Company"). The principal executive offices of the Company are located at 4180 Thunderbird Lane, Fairfield, OH 45014.

         The information set forth in the Exhibits to this Schedule 13D are expressly incorporated herein by reference and the response to each item of this Statement is qualified in its entirety by the provisions of such Exhibits.

Item 2.           Identity and Background.
                  ------------------------

         (a)      Name:                     Christie N. Lambrinides

         (b)      Business Address:         Skyline Chili, Inc.
                                            4180 Thunderbird Lane
                                            Fairfield, OH 45014

         (c) Present Principal Occupation or Employment: Consultant to the Company.

         (d) During the last five years, Mr. Lambrinides has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Mr. Lambrinides has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

         (f)      U.S. citizen.

Item 3.           Source and Amount of Funds or Other Consideration.
                  --------------------------------------------------

         All shares of the Company's Common Stock beneficially owned by Mr. Lambrinides were acquired with personal funds. Mr. Lambrinides acquired 77,333 shares of Common Stock on October 7, 1994 pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of September 20, 1994 among the Company, LCWSC Acquisition Corp. ("Acquisition"), a wholly-owned subsidiary of the Company newly organized under the laws of the State of Ohio, LCW Skyline Co., an Ohio corporation ("LCW"), Mr. Lambrinides and the other shareholders of LCW (the "Shareholders"). Pursuant to the Merger Agreement, Acquisition completed a "reverse" merger (the "Merger") into LCW, with LCW surviving as a wholly-owned subsidiary of the Company, and the Shareholders exchanged all of the outstanding stock of LCW ("LCW Stock") for a total of 231,999 shares of Common Stock valued at approximately $725,000. Mr. Lambrinides received one-



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third (1/3) of these shares of Common Stock in consideration for his exchange of one-third (1/3) of the shares of LCW Stock. LCW operated a Skyline Chili Restaurant in Cincinnati, Ohio.

Item 4.           Purpose of the Transaction.
                  ---------------------------

         Mr. Lambrinides is a director and more than ten percent (10%) shareholder of the Company. All of the shares of the Company's Common Stock beneficially owned by Mr. Lambrinides were acquired by him for investment purposes. On November 26, 1997, the Company and certain of its shareholders, including Mr. Lambrinides, entered into an Agreement and Plan of Merger (the "Merger Agreement") with Skyline Acquisition Corp., a new Ohio corporation formed by certain members of the Company's management and Fleet Venture Resources, Inc. and certain affiliated entities ("Fleet"), for purposes of acquiring the Company. The acquisition would be accomplished by the reverse merger of Skyline Acquisition Corp. into the Company, with the Company remaining the surviving corporation (the "Transaction"). Skyline's President, Chief Executive Officer, and Director, Mr. Kevin R. McDonnell, and other current members of senior management (the "Management Group") plan to remain with the Company and would be equity participants with Fleet in the Transaction. The Company's other current shareholders and directors, including Mr. Lambrinides, would have no equity, financial or other interest in the Company after completion of the Transaction. The Company's shareholders, including Mr. Lambrinides, would receive $6.75 per share in cash in connection with the Transaction.

         In Section 5(m) of the Merger Agreement, Mr. Lambrinides and certain other shareholders of the Company (who collectively own 55.8% of the outstanding common stock), agreed to vote all of the shares of Company Common Stock over which they have or exercise voting control and to take all other necessary or desirable actions within their control, including without limitation, attendance at shareholder meetings in person or by proxy for purposes of obtaining a quorum, in favor of the Merger Agreement and the Transaction.

         If the Transaction is completed (i) all of the shares of the Company's Common Stock, including the shares beneficially owned by Mr. Lambrinides, will be converted into the cash merger consideration of $6.75 per share, (ii) Fleet and the Management Group will obtain control of the Company, (iii) the Board of Directors and officers of Skyline Acquisition Corp. will become the Board of Directors and officers of the Company, and (iv) the Company's Common Stock will be delisted from the American Stock Exchange and its registration under the Securities Exchange Act of 1934 will be terminated.

         Completion of the Transaction remains subject to a number of conditions, including the negotiation and execution of certain related documentation, satisfactory completion of due diligence, regulatory and third party approval, debt financing, and approval by the Company's shareholders.

         Except as described herein, Mr. Lambrinides has not formulated any plans or proposals of the types referred to in subparagraphs (a) through (j) of
Item 4 of Schedule 13D.



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Item 5.           Interest in Securities of the Issuer.
                  -------------------------------------

         (a) As of December 1, 1997, Mr. Lambrinides beneficially owned 628,033 shares of the Company's Common Stock, or 18.5% of the Company's issued and outstanding shares of Common Stock (based upon the Company having 3,397,773 shares of Common Stock outstanding on such date), including 502,333 shares owned by Mr. Lambrinides in his name alone, and 120,000 shares owned by his spouse in her name alone, and 5,700 shares owned by his spouse's Individual Retirement Account. Nothing contained in this Schedule 13D should be construed as an admission by Mr. Lambrinides that he beneficially owns the shares owned by his spouse.

         (b) Mr. Lambrinides has sole voting and dispositive power with respect to 502,333 shares of Common Stock owned in his name alone, and shared voting and dispositive power with respect to 125,700 shares owned by his spouse in her name alone. See response to Item 5(a).

         (c)      None.

         (d)      See response to Items 5(a) and (b).

         (e)      Not applicable.

Item 6.           Contracts, Arrangements, Understandings or Relationships with
                  -------------------------------------------------------------
                  Respect to Securities of the Issuer.
                  ------------------------------------

                  See response to Item 4.

Item 7.           Material to be Filed as Exhibits.
                  ---------------------------------

                  Exhibit 7.1 - Agreement and Plan of Merger among Skyline Acquisition Corp., Skyline Chili, Inc. and certain stockholders of Skyline Chili, Inc. dated November 26, 1997. This Exhibit is incorporated herein by reference to Exhibit
                  2.1 of the Form 8-K dated December 2, 1997 filed by Skyline Chili, Inc.


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         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        /s/ Mark J. Zummo
                                        ---------------------------------
                                        Mark J. Zummo
                                        Attorney-in-Fact
                                        for Christie N. Lambrinides

                                        Dated: December 2, 1997




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